December 8, 2004

Mail Stop 0409

Morton H. Fleischer
Chairman of the Board and Chief Executive Officer
Spirit Finance Corporation
14631 N. Scottsdale Road
Suite 200
Scottsdale, Arizona 85254

Re:	Spirit Finance Corporation
      Amendment No. 2 to Registration Statement on Form S-11
      Filed December 1, 2004
      Registration No. 333-119810

Dear Mr. Fleischer:

      The staff conducted a limited review of the above filing.
We
limited our review to disclosure regarding the initial public offering and to ensure that the disclosure is consistent with the disclosure found in the resale registration statement (333-116408).
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your disclosure on page 128 that you anticipate that you will undertake a directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to
"hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program.

2. We note from your directed share program disclosure on page 128 that the DSP will include offers of shares to directors, officers and employees and persons who are otherwise associated with you
through a
directed share program. Please clarify and revise your prospectus disclosure on page 128 to further describe the persons who are otherwise associated with you through a directed share program that
may participate in the DSP.   Please confirm that you have not
engaged in any communications, other than those permitted by Rule
135
of the Securities Act, with potential participants in the directed share program regarding the offering.

3. We refer to your response to Comment No. 6 from our previous comment letter. Please tell us whether the procedures employed in connection with the i-Deal Prospectus Delivery System have been cleared by staff in the Office of Chief Counsel. If so, please confirm to us that no changes in the procedures have been made since the procedures were cleared. If not, please provide us with screen shots of the "branded" website containing the prospectus as well as copies of all proposed communications associated with any electronic distribution. Finally, please also confirm to us that the procedures employed by Flagstone and CSFB have been cleared by staff and that no changes to the procedures have been made since such approval.

4. We note your response to prior comment No. 7 from our previous comment letter. Please supply us with screen shots of all communications that Flagstone Securities, Citigroup Global
Markets,
Inc. and Credit Suisse First Boston LLC intend to use in connection with providing PDF files of the prospectus, including proposed email communications as well and websites where the PDF document will be posted, if any.


*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Deborah Wilson, Staff Accountant, at (202)
942-
2956 or Donna DiSilvio, Branch Chief, at (202) 942-1852 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Paul E Belitz, Esq. (via facsimile)
	Michael Zeig, Esq. (via facsimile)
	Kutak Rock LLP
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Spirit Finance Corporation
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